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Exhibit 12.1

EAST WEST BANCORP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ending December 31,
	2011	2010	2009	2008	2007
			(Dollars in thousands)
Income (loss) before tax	$383,334	$255,909	$104,722	$(97,168)	$262,259
Fixed charges
Interest expense	70,312	84,380	107,652	131,634	124,578
Estimate of interest within rental expense	7,605	7,744	5,014	3,574	3,545
Preferred dividends	10,719	34,340	24,784	17,928	—

Fixed charges and preferred dividend, excluding interest on deposits	$88,636	$126,464	$137,450	$153,136	$128,123

Interest on deposits	107,110	116,737	129,477	178,060	241,035

Fixed charges and preferred dividend, including interest on deposits	$195,746	$243,201	$266,927	$331,196	$369,158

Total earnings, fixed charges and preferred dividends, excluding interest on deposits	471,970	382,373	242,172	55,968	390,382
Total earnings, fixed charges and preferred dividends, including interest on deposits	579,080	499,110	371,649	234,028	631,417
Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding interest on deposits	5.32	3.02	1.76	0.37	3.05
Including interest on deposits	2.96	2.05	1.39	0.71	1.71

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  Exhibit 12.1
EAST WEST BANCORP, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES